Filed by AT&T Wireless Services, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                             Subject Company: TeleCorp PCS, Inc.
                                                   Commission File No. 000-31941


ON OCTOBER 23, 2001 AT&T WIRELESS ISSUED THE FOLLOWING PRESS RELEASE:


                                                            [AT&T WIRELESS LOGO]

--------------------------------------------------------------------------------
NEWS RELEASE

FOR MORE INFORMATION CONTACT:

David Caouette
425-580-8278
david.caouette@attws.com
------------------------

             AT&T WIRELESS SERVICES REPORTS THIRD QUARTER
                 TOTAL REVENUE INCREASE OF 25 PERCENT

             Net Mobility Subscriber Additions of 748,000
                  Mobility EBITDA Rises 53.8 Percent
                Company to Exit Fixed Wireless Business

For Immediate Release:  Tuesday, October 23, 2001
-------------------------------------------------

      Redmond, WA -- AT&T Wireless (NYSE: AWE) said today that its total consolidated revenue grew to $3.502 billion for the third quarter, an increase of 25.1 percent compared to the same quarter in 2000. The company's operating income plus depreciation and amortization (EBITDA) totaled $718 million for the third quarter, an increase of 52.3 percent compared to the year-ago quarter. Total capital expenditures were $1.2 billion for the third quarter.

      Services revenue for its mobility business increased 29.1 percent to $3.239 billion in the third quarter compared to $2.508 billion for the year-ago quarter. Total revenue for its mobility business increased 24.9 percent to $3.496 billion. The company also reported 748,000 net subscriber additions and strong double-digit growth in EBITDA.

      "For the seventh consecutive quarter, AT&T Wireless has delivered strong growth in network coverage, customers and revenues," said AT&T Wireless Chairman and CEO John D. Zeglis. "This continues the company's rapid growth since AT&T Wireless announced plans to become a tracking stock in December of 1999. In that time, we've grown our consolidated coverage from a total population of 114 million to 166 million, an increase of 46 percent. With the completion of our acquisition of TeleCorp PCS next year, our consolidated covered markets will increase to 198 million. Since the end of 1999, we've increased our subscriber base by nearly 80 percent and, we've added over $1.25 billion more in quarterly services revenue. Our senior leadership team has built a strong track record, and that same team is committed to continuing to deliver growth in the quarters ahead. We have the strategy, people, resources and focus to make it happen."

      The third quarter 29.1 percent increase in services revenue for the mobility business can be primarily attributed to continued subscriber growth and increased usage, partially offset by lower average revenue per user (ARPU). For full-year 2001, the company said it continues to anticipate mobility services revenue growth to be in the range of 30 - 35 percent.

      Minutes of use per subscriber reached a record level of 389 average minutes per subscriber per month in the third quarter, an increase from 348 minutes in the year-ago quarter and 383 minutes in the second quarter of 2001. ARPU was $63.60, a decrease of 7.2 percent from the year-ago quarter but comparable to the $63.80 reported for the second quarter of this year. The decline from the prior year quarter was due primarily to competitive pricing and expansion into a broader base of consumer segments.

      Consolidated subscriber net additions for the mobility business totaled 748,000, which was comparable to the year-ago quarter. Total consolidated subscribers were 17.1 million at the end of the third quarter, representing a
35.5 percent increase from the prior year, including subscribers associated with acquisitions that occurred subsequent to the third quarter of 2000. In the fourth quarter, the company said it expects consolidated net subscriber additions to be in the range of 900,000 - 1 million, and it continues to anticipate subscriber growth of about 20 percent for full-year 2001.

      Net subscriber additions in the third quarter, including affiliates and a partnership market, totaled 960,000. At the end of the third quarter, total subscribers, including affiliates and a partnership market, were 19.7 million.

      AT&T Wireless mobility EBITDA was $803 million, an increase of 53.8 percent from the comparable year-ago quarter. The EBITDA growth includes the results of acquisitions that occurred during 2000, as well as the impact of a continued focus on cost reductions. Given the strong subscriber growth, the increase was partially offset by higher customer acquisition, network, customer care and billing costs. For full-year 2001, AT&T Wireless said it continues to expect mobility EBITDA growth in the mid-60 percent range.

       EBITDA margin (as a percent of services revenue) for the mobility business increased to 24.8 percent for the third quarter, a 400 basis point increase from the 20.8 percent margin for the year-ago quarter. "Thanks to a concerted effort our EBITDA margin continues to improve," said Mohan Gyani, president of AT&T Wireless' mobility services business. "Our success can be attributed to moving more minutes onto our own network and reducing off-network roaming costs. We also see benefits from the attractive roaming rates we've negotiated. And, just as important, we have aggressively cut unnecessary internal costs and limited discretionary spending throughout the business. We're taking every opportunity to beneficially influence margin."

      Churn for the quarter was 3.1 percent, an increase from 2.9 percent in both the third quarter of 2000 and the second quarter of 2001. The increase can be primarily attributed to pre-paid churn, which represented 50 basis points. Churn relating to post-paid customers was 2.6 percent in the third quarter, a decrease from 2.8 percent in the year-ago quarter and comparable to the second quarter of 2001.

      AT&T Wireless Services reported third quarter net income available to common shareowners of $77 million, an increase from the $21 million loss reported for the year-ago quarter. Earnings per diluted share (EPS) were $0.03 cents, an increase from a negative $0.01 cent for the third quarter of 2000. The increase is primarily attributable to higher EBITDA, income tax benefits recorded during the quarter, income associated with the mark-to-market adjustments on the warrants held by NTT DoCoMo, and the elimination of preferred stock dividends paid to AT&T in the prior year quarter. These increases were partially offset by an increase in depreciation and amortization expenses resulting from a larger asset base, and interest expense associated with the $6.5 billion Senior Notes offering in March 2001. EPS was calculated in accordance with generally accepted accounting principles (GAAP).

Fixed Wireless Decision
-----------------------

      The company also announced that in the past week it decided to exit the fixed wireless business over the next several months. When AT&T Wireless became an independent company this past summer, it committed to maintaining a strong balance sheet and financial flexibility. At that time, the company said its fixed wireless business -- while not aligned with its core strategy -- had the potential to deliver value to shareowners, provided it met key financial targets going forward. In the third quarter, the fixed wireless unit did not meet its financial targets. In addition, capital markets are under increased pressure and the company determined that the fixed wireless business would require significant additional capital to gain the scale necessary for long-term success.

      It is important to note, the company said, that the fixed wireless technology works and AT&T Wireless successfully built a business that provides a wireless first mile connection to customers' homes, enabling voice and broadband services.

      "This is the right decision, given our strategic priorities and the additional capital our fixed wireless business would require going forward," Zeglis said. "We are committed to a phased exit that will ensure a high level of support for affected customers. We'll work closely with customers during this transition period. And, we'll offer affected employees support in finding other employment, inside or outside our company."

      AT&T Wireless is in the process of finalizing its plans and anticipates taking fourth quarter pre-tax charges of approximately $1.3 billion, associated with its exit from the fixed wireless business.

TeleCorp PCS Announcement
-------------------------
      On October 8, AT&T Wireless announced that it would acquire TeleCorp PCS (NASDAQ: TLCP) in an all-stock transaction valued at approximately $4.7 billion. AT&T Wireless will acquire the 77 percent of the company it does not already own for

AT&T Wireless common stock currently valued at approximately $2.4 billion and assume $2.1 billion in net debt and approximately $221 million in preferred securities.

      The boards of directors of both companies have approved the transaction and TeleCorp PCS shareowners representing a majority of the voting power have committed to vote in favor of the acquisition.

      AT&T Wireless said it will offer TeleCorp PCS shareowners 0.9 shares of AT&T Wireless common stock for each share of TeleCorp PCS common stock. AT&T Wireless, which currently owns 23 percent of TeleCorp PCS, will issue approximately 146 million additional common shares to acquire the remaining outstanding TeleCorp PCS common shares. Following the close of the acquisition, AT&T Wireless would have approximately 2.68 billion common shares outstanding. The transaction is structured to be tax-free to TeleCorp PCS shareowners.

      "This move is all about achieving a great strategic fit at just the right time," Zeglis said. "With TeleCorp, we can roll out AT&T Wireless-branded services to 32 million more people across 14 states. That includes 16 of the top 100 U.S. markets, eight of the top 50 markets and more than 900,000 existing TeleCorp customers. Before long, we will be offering millions of potential new customers all of AT&T Wireless' popular local, regional and national offers.

J.D. Power and Associates Survey
--------------------------------

      "On September 26, just as our third quarter was about to close, J.D. Power and Associates released its 2001 U.S. Wireless Industry Services Study and AT&T Wireless did exceptionally well," Gyani said. "The survey ranked AT&T Wireless highest in overall customer satisfaction in 13 of the 20 markets where we were evaluated - making us the best performer of all the national wireless carriers. We're pleased that our commitment to always put customer first is reflected in this year's survey results."

ABOUT AT&T WIRELESS

AT&T Wireless (NYSE: AWE) is the largest independently traded wireless carrier in the United States, following our split from AT&T on July 9, 2001. We operate one of the largest digital wireless networks in North America. With more than
17.1 million subscribers, and full-year 2000 revenues exceeding $10.4 billion, AT&T Wireless is committed to being among the first to deliver the next generation of wireless products and services. Today, we offer customers high-quality mobile wireless communications services, voice or data, to businesses or consumers, in the U.S. and internationally. AT&T Wireless Customer Advantage is our commitment to ensure that customers have the right equipment, the right calling plan, and the right customer services options -- today and tomorrow. For more information, please visit us at www.attwireless.com.

The foregoing may contain "forward-looking statements" which are based on management's beliefs as well as on a number of assumptions concerning future events made by and information currently available to management.

Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside AT&T Wireless' control, that could cause actual results to differ materially from such statements.

For a more detailed description of the factors that could cause such a difference, please see AT&T Wireless' filings with the Securities and Exchange Commission. AT&T Wireless disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.




NOTE TO FINANCIAL MEDIA:

AT&T Wireless executives will discuss the company's performance in two-way conference calls for financial analysts at 8:00 a.m. - PT (11:00 a.m. ET). Reporters are invited to listen to the call. To access the call, U.S. callers should dial 847-944-7132. The conference call will also be webcast on the AT&T Wireless Investor Relations website at www.att.com/wirelessir.

The 3Q Earnings Commentary will be available at www.att.com/wirelessir at approximately 7:00 a.m. PT on October 23.

A replay of the conference call will be available at 11:00 a.m. PT (2:00 p.m.
ET) on Tuesday, October 23 until midnight on Friday, October 26. To access the replay, please visit http://www.att.com/wirelessir, or U.S. callers should dial 320-365-3844, access code 607778.

AT&T Wireless Services, Inc. and Subsidiaries
CONSOLIDATED INCOME STATEMENTS
In millions, except per share amounts
(Unaudited)

                        For the three months ended     For the nine months ended
                               September 30,                 September 30,

                        2001      2000    Change        2001      2000    Change
REVENUE
Services              $ 3,245   $ 2,509    29.3%      $ 9,303   $ 6,741    38.0%
Equipment                 257       290   (11.7%)         791       733     7.8%
Total revenue           3,502     2,799    25.1%       10,094     7,474    35.1%

OPERATING EXPENSES
Costs of services       1,125       831    35.2%        3,035     2,253    34.7%
Costs of equipmen         503       550    (8.6%)       1,471     1,386     6.1%
Selling, general
and administrative      1,156       946    22.2%        3,388     2,459    37.8%
Depreciation
and amortization          703       445    58.4%        1,915     1,216    57.7%
Total operating expenses 3,487    2,772    25.8%        9,809     7,314    34.1%

OPERATING INCOME           15        27   (46.7%)         285       160    77.1%

Other income              114        72    58.1%          327       313     4.6%
Interest expense          105         4     n/m           287        73   292.7%

INCOME BEFORE INCOME TAXES
AND NET EQUITY EARNINGS
FROM INVESTMENTS           24        95   (75.2%)         325       400  (18.8%)

Provision for income taxes  3        76   (96.2%)         159       176   (9.4%)

Net equity earnings
from investments           56         2     n/m           174        23   684.9%

NET INCOME                 77        21   259.7%          340       247    37.6%

Dividend requirements
on preferred stock
held by AT&T, net          -         42     n/m            76        88  (13.2%)

NET INCOME (LOSS) AVAILABLE
 TO COMMON SHAREOWNERS   $ 77     $ (21)  477.9%        $ 264     $ 159    65.8%

NET INCOME (LOSS) PER
COMMON SHARE
   BASIC                  $ 0.03   $ (0.01)               $ 0.10    $ 0.06
   DILUTED                $ 0.03   $ (0.01)               $ 0.10    $ 0.06

WEIGHTED AVERAGE SHARES
  TO COMPUTE NET INCOME
  (LOSS) PER COMMON SHARE

     BASIC              2,530     2,530                 2,530     2,530
     DILUTED            2,532     2,530                 2,532     2,532

ON OCTOBER 23, 2001 AT&T WIRELESS MADE THE FOLLOWING EARNINGS COMMENTARY AVAILABLE ON ITS WEBSITE:



                                                            [AT&T WIRELESS LOGO]


                   AT&T WIRELESS SERVICES EARNINGS COMMENTARY
                                             October 23, 2001


--------------------------------------------------------------------------------
AT&T WIRELESS SERVICES HIGHLIGHTS:


o CONSOLIDATED SUBSCRIBER NET ADDITIONS totaled 748 thousand in the third quarter, a 12.0% increase over 2Q01 and a 0.3% decrease from the prior year quarter. Total ending consolidated subscribers grew 35.5% over the prior year quarter to 17.1 million, including the subscribers associated with acquisitions that closed subsequent to the third quarter of 2000.

o SERVICES REVENUE for the third quarter for AT&T Wireless Services' Mobility business increased 29.1% on a reported basis to $3,239 million, compared with 3Q00, and increased 3.7% from the second quarter.

o AVERAGE REVENUE PER USER (ARPU) for the third quarter was $63.60, down slightly from 2Q01 ARPU of $63.80 and down 7.2% from the prior year quarter. The decline from the prior year quarter resulted from competitive pricing pressures and expansion into a broader base of consumer segments.

o EBITDA* for the Mobility business was $803 million in the third quarter, an increase of $281 million, or 53.8%, from 3Q00. EBITDA margin (EBITDA as a percentage of Services revenue) for the Mobility business increased to 24.8% for the third quarter, up from 20.8% in the year-ago quarter. Total AT&T Wireless Services EBITDA for the third quarter was $718 million, an increase of $246 million, or 52.3%, over the year-ago quarter.

o MINUTES OF USE (MOU) reached a record level of 389 average minutes per subscriber per month in the third quarter, up from 348 in 3Q00 and 383 in 2Q01.

o COST PER GROSS ADDITION (CPGA) in the third quarter was $333, a 7.2% decrease from the prior year quarter and comparable to 2Q01 CPGA of $332.

o CHURN for the quarter was 3.1%, an increase from 2.9% in both 3Q00 and 2Q01. Churn relating to post-paid programs was 2.6% in 3Q01, down from 2.8% in the prior year quarter and comparable to the rate in 2Q01.

o AT&T Wireless has decided to exit the FIXED WIRELESS business, which will result in estimated fourth quarter pre-tax charges of approximately $1.3 billion.



* EBITDA is defined as operating income plus depreciation and amortization.

--------------------------------------------------------------------------------
RECENT NEWS:

TeleCorp Acquisition

On October 8, 2001, AT&T Wireless announced that it will acquire its largest affiliate, TeleCorp PCS, in an all-stock transaction valued at $4.7 billion. AT&T Wireless will acquire the 77 percent of the company it does not already own for $2.4 billion and assume $2.1 billion in net debt and approximately $221 million in preferred securities. TeleCorp shareowners will receive 0.9 share of AT&T Wireless for each share of TeleCorp common stock, resulting in the issuance of approximately 146 million additional AT&T Wireless common shares. The transaction is expected to close in the first half of 2002, following approval from Telecorp PCS shareowners and approvals from the Federal Communications Commission and Department of Justice.

With this strategic transaction, AT&T Wireless will be adding markets covering a population of about 32 million in 14 states -- primarily in the Southeast and Midwest, including such markets as New Orleans, Nashville, Memphis and Louisville -- as well as the commonwealth of Puerto Rico. TeleCorp's territory covers 16 of the top 100 U.S. markets, eight of the top 50 markets and more than 900,000 existing customers. Following the transaction's close, AT&T Wireless will roll out AT&T Wireless-branded services, including local, regional and national offers, to these new markets. The new markets will also be included as part of AT&T Wireless' integrated build-out of a world-standard, next-generation network.

                                                            [AT&T WIRELESS LOGO]

AWE EARNINGS COMMENTARY                                       THIRD QUARTER 2001
--------------------------------------------------------------------------------

FIXED WIRELESS EXIT

In October, AT&T Wireless made the decision to move forward with plans to close the Fixed Wireless operations. This decision is expected to result in pre-tax charges of approximately $1.3 billion during the fourth quarter, reflecting a write-down of the assets and the impact of a phased exit plan. The total amount includes estimated cash charges of approximately $300 million. The phased exit strategy will be finalized and implemented over the next several months to ensure that customer service remains at the highest levels for the approximately 47,000 customers currently using this service.

AT&T WIRELESS EXPANDS NEXT GENERATION GSM/GPRS SERVICE

In October, AT&T Wireless announced that the enhanced voice and high-speed data services of its "next generation" GSM/GPRS wireless network are now available to all customers in Las Vegas, Phoenix and Portland (OR). The service is also available to all customers in Seattle. In July, AT&T Wireless became the first United States carrier to offer customers advanced wireless data services when it launched its new GSM (Global System for Mobile Communications) / GPRS (General Packet Radio Service) service for business customers in Seattle.

AT&T Wireless' GSM/GPRS network provides individual users and business customers high-quality voice calls and access to the wireless web at data speeds faster than those currently available on many wireless networks.

J.D. POWER AND ASSOCIATES SURVEY

According to the J.D. Power and Associates 2001 U.S. Wireless Industry Services Study released on September 26, 2001, AT&T Wireless performed particularly well in meeting customer expectations in 2001. The survey results reported that AT&T Wireless ranks highest in overall customer satisfaction in 13 of the 20 markets in which the company was evaluated, largely by demonstrating a competitive advantage in customer service, corporate capability and call quality. The 2001 U.S. Wireless Industry Services Study is based on responses from 14,492 households in 25 of the largest U.S. markets. Headquartered in Agoura Hills, Calif., J.D. Power and Associates is a global marketing information services firm operating in key business sectors including market research, forecasting, consulting, training and customer satisfaction. The firm's quality and satisfaction measurements are based on actual responses from millions of consumers annually.


This document contains certain "forward-looking statements," which are based on management's beliefs, as well as on a number of assumptions concerning future events made by management and information currently available to management. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside AT&T Wireless Services' control, that could cause actual results to differ materially from such statements. For a more detailed description of the factors that could cause such a difference, please see AT&T Wireless Services' filings with the Securities and Exchange Commission. AT&T Wireless Services disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. This document also contains certain information such as EBIT and EBITDA that are not presented in accordance with generally accepted accounting principles. This information is presented solely to provide additional information to further understand the results of AT&T Wireless Services.









                                                                October 23, 2001
                                                                          Page 2

                                                            [AT&T WIRELESS LOGO]

AWE EARNINGS COMMENTARY                                       THIRD QUARTER 2001
--------------------------------------------------------------------------------


INCOME STATEMENT DISCUSSION

--------------------------------------------------------------------------------
                                        --------------------------------------
AT&T WIRELESS SERVICES (IN MILLIONS,      3Q01    3Q00 Yr/Yr%    2Q01  Seq. %
EXCEPT PER SHARE AMOUNTS - UNAUDITED)   --------------------------------------

REVENUE
      Services                          $3,245  $2,509  29.3%  $3,127    3.8%
      Equipment                            257     290 (11.7%)    253    1.3%
      TOTAL REVENUE                      3,502   2,799  25.1%   3,380    3.6%

OPERATING EXPENSES
     Costs of services                   1,125     831  35.2%     989   13.8%
     Costs of equipment sales              503     550 (8.6%)     478    4.9%
     Selling, general and administrative 1,156     946  22.2%   1,148    0.8%
     Depreciation and amortization         703     445  58.4%     636   10.5%

     TOTAL OPERATING EXPENSES            3,487   2,772  25.8%   3,251    7.2%

     Other income                          114      72  58.1%     129 (12.1%)
     Interest expense                      105       4    n/m     135 (22.0%)
INCOME BEFORE INCOME TAXES AND NET
  EQUITY EARNINGS FROM INVESTMENTS          24      95 (75.2%)    123 (80.9%)
     Provision for income taxes              3      76 (96.2%)     77 (96.3%)
     Net equity earnings from               56       2    n/m     217 (74.2%)
     investment

NET INCOME                                  77      21 259.7%     263 (70.9%)

     Dividend requirements on                -      42    n/m      34     n/m
     preferred stock held by AT&T, net

NET INCOME (LOSS) AVAILABLE TO COMMON      $77   $(21) 477.9%    $229 (66.5%)
SHAREOWNERS

NET INCOME (LOSS) PER SHARE:
     BASIC                              $ 0.03 ($0.01)         $ 0.09
     DIIUTED                            $ 0.03 ($0.01)         $ 0.09

WEIGHTED AVERAGE SHARES TO COMPUTE NET
INCOME (LOSS) PER SHARE:
     BASIC                               2,530   2,530          2,530
     DILUTED                             2,532   2,530          2,532

--------------------------------------------------------------------------------


REVENUE
-------

Total reported revenue for AT&T Wireless Services grew to $3,502 million in the third quarter, an increase of $703 million, or 25.1%, compared with the prior year quarter. Services revenue grew to $3,245 million, up $736 million, or 29.3%, from 3Q00. This increase was driven by strong growth in Mobility Services subscribers, including subscribers associated with acquisitions that closed subsequent to 3Q00, and was partially offset by a decline in ARPU. Equipment revenue decreased $33 million, or 11.7%, to $257 million, compared with 3Q00 primarily due to a decrease in the average revenue per item, partially offset by an increase in quantities shipped during 3Q01 versus 3Q00.

COSTS OF SERVICES increased to $1,125 million, up $294 million, or 35.2%, from the year-ago quarter. This growth was the result of an increase in the subscriber base and the related increased minutes of use, increased costs associated with expansion of AT&T Wireless Services' network, and an increase in the provision for uncollectibles.

COSTS OF EQUIPMENT SALES decreased to $503 million, lower by $47 million, or 8.6%, than in the year-ago quarter. This decrease resulted from the decrease in the average cost of items shipped, partially offset by an increase in quantities shipped during the third quarter of 2001 versus the prior year quarter.

SELLING, GENERAL AND ADMINISTRATIVE (SG&A) expenses totaled $1,156 million in the third quarter, an increase of $210 million, or 22.2%, compared with 3Q00. This increase was primarily attributable to higher marketing and selling




                                                                October 23, 2001
                                                                          Page 3

                                                            [AT&T WIRELESS LOGO]

AWE EARNINGS COMMENTARY                                       THIRD QUARTER 2001
--------------------------------------------------------------------------------


costs, including advertising and commissions, associated with the increase in gross consolidated subscriber additions compared with the prior year quarter. In addition, growth in the wireless subscriber customer base resulted in an increase in customer care and billing related expenses.

DEPRECIATION AND AMORTIZATION increased to $703 million, up $258 million, or 58.4%, from the prior year quarter. This increase resulted primarily from an increase in depreciation expense associated with the growth in AT&T Wireless Services' depreciable asset base. The growth in the asset base resulted from capital expenditures and property, plant and equipment associated with acquisitions closed subsequent to the third quarter of 2000. Additionally, effective January 1, 2001, AT&T Wireless Services shortened the depreciable lives of certain wireless communications equipment.

OTHER INCOME for 3Q01 totaled $114 million, compared with $72 million in the prior year quarter. This increase was due primarily to a $56 million mark-to-market adjustment, which was recorded during 3Q01 related to fair value adjustments associated with warrants to purchase AT&T Wireless' common stock that are held by NTT DoCoMo. Partially offsetting the impact of the mark-to-market adjustment was a decrease in interest income during 3Q01 versus 3Q00. This decrease resulted from a lower rate of interest earned during 3Q01, compared with 3Q00, partially offset by a higher level of cash and cash equivalents during 3Q01 compared with the Note receivable balance held by AT&T during 3Q00.

INTEREST EXPENSE was $105 million in the third quarter, an increase of $101 million compared with the prior year quarter, due to interest expense related to the $6.5 billion Senior Notes offering that occurred in March 2001. This increase was slightly offset by the elimination of interest paid to AT&T on intercompany debt. AT&T Wireless Services repaid its $1.8 billion of intercompany debt to AT&T in June 2001.

PROVISION FOR INCOME TAXES for 3Q01 was $3 million versus $76 million in the prior year quarter. The annual effective income tax rate for 2001, excluding net equity earnings, is estimated to be 48.9%. The 2001 annual effective income tax rate is impacted by goodwill amortization and reserve adjustments associated with the split-off. The effective income tax rate for 3Q00 was 79.2% and was affected by goodwill associated with acquisitions that closed during 2000.

NET EQUITY EARNINGS FROM INVESTMENTS totaled $56 million, including a tax benefit of $121 million, for the third quarter of 2001, versus $2 million, net of a tax provision of $4 million, for the third quarter of the prior year. Net equity earnings, excluding the tax impacts, decreased $71 million in 3Q01 versus 3Q00. This decrease was primarily due to a decrease from the prior year in equity earnings from AB Cellular. AT&T Wireless Services' equity interest in AB Cellular was redeemed in December 2000 in exchange for the Los Angeles market. Additionally, amortization of excess net book value increased associated with international equity investments acquired subsequent to the third quarter of 2000.

DIVIDEND REQUIREMENTS ON PREFERRED STOCK HELD BY AT&T, NET decreased to zero in the third quarter, down from $42 million in the third quarter of 2000. The preferred stock was redeemed by AT&T during the second quarter of 2001.

NET INCOME (LOSS) PER SHARE for the third quarter of 2001 was $0.03 compared with ($0.01) in the prior year quarter. The increase is primarily attributable to higher EBITDA, income tax benefits recorded during the quarter, income associated with the mark-to-market adjustments on the warrants held by NTT DoCoMo, and the elimination of preferred stock dividends paid to AT&T in the prior year quarter. These increases were partially offset by an increase in depreciation and amortization expenses resulting from a larger asset base, and interest expense associated with the $6.5 billion Senior Notes offering in March 2001.

SEE APPENDIX I FOR THE AT&T WIRELESS SERVICES CONSOLIDATED INCOME STATEMENTS.




                                                                October 23, 2001
                                                                          Page 4

                                                            [AT&T WIRELESS LOGO]

AWE EARNINGS COMMENTARY                                       THIRD QUARTER 2001
--------------------------------------------------------------------------------


BALANCE SHEET DISCUSSION

TOTAL ASSETS increased to $42,831 million at September 30, 2001, higher by $7,529 million, or 21.3%, than at December 31, 2000. Total assets at the end of third quarter included $4.9 billion of cash and cash equivalents which represented the remaining proceeds from the $6.5 billion Senior Notes offering in March 2001, as well as the $6.1 billion of net proceeds allocated from AT&T associated with the January 2001 DoCoMo transaction. Additionally, property, plant and equipment increased as a result of capital expenditures made during 2001, and investments in unconsolidated subsidiaries increased due to cash payments made associated with the purchase of an additional interest in Rogers Wireless and the purchase of preferred securities from Dobson.

TOTAL LIABILITIES were $14,697 million at September 30, 2001, an increase of $4,313 million, or 41.5%, compared with December 31, 2000. The increase was primarily attributable to the $6.5 billion Senior Notes offering which occurred in March 2001. Partially offsetting this increase were decreases in the short-term debt due to AT&T, which was repaid in January 2001, and the long-term debt due to AT&T, which was repaid in June 2001.

PREFERRED STOCK HELD BY AT&T decreased to zero at September 30, 2001, from $3.0 billion at December 31, 2000, as the preferred stock was redeemed during June 2001.

MANDATORILY REDEEMABLE COMMON STOCK totaling $7,664 million at the end of third quarter represents the fair value as of split-off date of the AT&T Wireless common shares held by NTT DoCoMo. These shares are presented as mandatorily redeemable common stock due to certain redemption rights held by NTT DoCoMo. NTT DoCoMo may require the repurchase of its investment at NTT DoCoMo's original purchase price, plus interest, if AT&T Wireless fails to meet specified technological milestones.

SHAREOWNERS' EQUITY was $20,425 million at September 30, 2001, a decrease of $1,452 million, or 6.6%, from December 31, 2000, primarily due to the reclassification of common shares held by NTT DoCoMo to Mandatorily Redeemable Common Stock. Effective with the split-off in July 2001, AT&T Wireless Services' common shares ($0.01 par value) outstanding totaled 2.53 billion, including 406 million shares held by NTT DoCoMo. Additionally, AT&T Wireless began accumulating retained earnings in conjunction with the split-off.

SEE APPENDIX II FOR THE AT&T WIRELESS SERVICES CONSOLIDATED BALANCE SHEETS.


AT&T WIRELESS MOBILITY
----------------------

The AT&T Wireless Mobility business is composed of domestic wireless voice and data services in the 850 megahertz (MHz) cellular markets and 1900 MHz Personal Communications Services (PCS) markets, the aviation communications business, and the earnings and losses associated with equity investments in domestic wireless communications ventures and partnerships.





                                                                October 23, 2001
                                                                          Page 5

                                                            [AT&T WIRELESS LOGO]

AWE EARNINGS COMMENTARY                                       THIRD QUARTER 2001
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                               ---------------------------------------
WIRELESS MOBILITY SUMMARY         3Q01    3Q00 Yr/Yr %    2Q01 Seq. %
FINANCIAL HIGHLIGHTS ($M)      ---------------------------------------
-------------------------


Services revenue                $3,239 $2,508   29.1%  $3,123    3.7%
Equipment revenue                  257    290  (11.7%)    253    1.3%
Total Revenue                    3,496  2,798   24.9%   3,376    3.5%

EBITDA                            $803   $522   53.8%    $858  (6.5%)
EBITDA Margin                    24.8%  20.8%  400 b.p. 27.5% (270 b.p.)

Capital Expenditures            $1,055   $810   30.2%    $978    7.9%

Subscribers (K)
---------------

Consolidated Markets            17,120 12,631   35.5%  16,416    4.3%
Net Additions                      748    750   (.3%)     668   12.0%

Total Average Revenue Per
User (ARPU)                     $63.60 $68.50  (7.2%)  $63.80  (0.3%)
Average Minutes of Use Per
Sub. Per Mo. (MOU)                 389    348   11.8%     383    1.6%
Total Cost Per Gross Addition
(CPGA)                            $333   $359  (7.2%)    $332    0.3%
Total Average Monthly Churn       3.1%   2.9%  20 b.p.   2.9%   20 b.p.

--------------------------------------------------------------------------------


SUBSCRIBERS for AT&T Wireless' Mobility business continued to experience strong growth during the third quarter of 2001. Net consolidated subscriber additions totaled 748 thousand in the third quarter, a 12.0% increase over 2Q01 and a 0.3% decrease from the prior year third quarter. Net subscriber additions in the quarter, including those from the partnership market and affiliates, totaled 960 thousand. Total ending consolidated subscribers grew 35.5% to 17.1 million, including the subscribers associated with acquisitions that closed subsequent to the third quarter of 2000. During the third quarter, AT&T Wireless reduced its subscriber balance by approximately 45,000 subscribers associated with the discontinuation of service in Beaumont, TX, and the decision to cancel a reseller's prepaid program in the San Diego market acquired last fall. Total ending subscribers, including the partnership market and affiliates at the end of third quarter 2001, rose to 19.7 million. Churn for the quarter was 3.1%, an increase from 2.9% in both 3Q00 and 2Q01. Churn relating to post-paid programs was 2.6% in 3Q01, down from 2.8% in the prior year quarter and unchanged from the level in 2Q01.

REVENUE for the third quarter was $3,496 million, an increase of 24.9% compared with 3Q00. Services revenue totaled $3,239 million for the quarter, reflecting growth of 29.1% over the same quarter of 2000. This increase resulted from continued subscriber growth, the impact of which was partially offset by a decline in ARPU. Equipment revenue was $257 million in the third quarter, a decline of 11.7% compared with the prior year quarter.

AVERAGE REVENUE PER USER (ARPU) across all of AT&T Wireless' Mobility markets was $63.60 in 3Q01, a decrease of 7.2% from the year-ago quarter and down slightly from 2Q01. The decline from the prior year quarter resulted from competitive pricing pressures and expansion into a broader base of consumer segments.

EBITDA was $803 million in 3Q01, an increase of 53.8% from the year-ago quarter. The growth in EBITDA from the prior year included the results of acquisitions that occurred during 2000, as well as a continued focus on cost reductions. This EBITDA growth was partially offset by higher customer acquisition costs associated with the increase in consolidated gross subscriber additions, increased network costs attributable to the growth in subscribers and their related minutes of use, and increased customer care and billing related expenses to support growth in the subscriber base. The EBITDA decline from 2Q01 resulted from higher sales and marketing costs associated with the increase in net subscriber additions in 3Q01 versus 2Q01. EBITDA margin (EBITDA as a percentage of Services revenue) for the Mobility business increased to 24.8% for the third quarter, up from 20.8% in the year-ago quarter.

CAPITAL EXPENDITURES for the quarter were $1,055 million, an increase of 30.2% from the year-ago quarter. While initial build-out of next generation services continued during the third quarter, the capital expenditures in the Mobility




                                                                October 23, 2001
                                                                          Page 6

                                                            [AT&T WIRELESS LOGO]

AWE EARNINGS COMMENTARY                                       THIRD QUARTER 2001
--------------------------------------------------------------------------------


business were primarily related to capacity upgrades and improvements to network quality for the existing TDMA network.


FIXED WIRELESS
--------------

The information below reflects the results associated with AT&T Wireless Services' Fixed Wireless business. As discussed above, AT&T Wireless has decided to exit the Fixed Wireless business, which will result in estimated fourth quarter charges of approximately $1.3 billion on a pre-tax basis.


--------------------------------------------------------------------------------
                             ---------------------------------------
FIXED WIRELESS SUMMARY          3Q01    3Q00 Yr/Yr%    2Q01  Seq. %
----------------------       ---------------------------------------
Financial Highlights ($M)
-------------------------

Total Revenue                    $6      $1     n/m     $4   50.8%

EBITDA                        $(83)   $(49) (69.4%)  $(90)    8.1%

Capital Expenditures            $98    $110 (11.0%)   $121 (18.7%)



Subscribers
-----------

Consolidated Subscribers     47,709   6,158     n/m 32,023   49.0%

--------------------------------------------------------------------------------


EBITDA was a loss of $83 million in 3Q01, compared with a loss of $49 million the year-ago quarter, and a loss of $90 million in 2Q01. The decline in EBITDA in 3Q01 versus the prior year quarter was primarily due to higher network related expenses to support growth in the subscriber base. Additionally, sales and marketing expenses increased as a result of the higher level of customer additions in the current year quarter.

CAPITAL EXPENDITURES were $98 million in 3Q01, a decrease of 11.0% from the year-ago quarter.



CORPORATE AND OTHER, INCLUDING INTERNATIONAL
--------------------------------------------

The Corporate and Other segment of AT&T Wireless Services primarily comprises the earnings and losses associated with equity interests in international wireless communications ventures and partnerships.

EBITDA for the Corporate and Other group was a loss of $2 million in 3Q01 versus a loss of $1 million in the prior year quarter. These results were primarily driven by losses associated with AT&T Wireless' International division.





                                                                October 23, 2001
                                                                          Page 7

                                                            [AT&T Wireless Logo]
AWE EARNINGS COMMENTARY                                       THIRD QUARTER 2001
--------------------------------------------------------------------------------

APPENDIX I -- INCOME STATEMENTS (AS REPORTED)


                                        AT&T Wireless Services, Inc. and Subsidiaries
                                               Consolidated Income Statements
                                            In millions, except per share amounts
                                                         (Unaudited)


                                             For the three months ended                 For the nine months ended
                                                    September 30,                             September 30,


                                              2001      2000       Change               2001       2000      Change
                                              ----      ----       ------               ----       ----      ------
REVENUE
Services                                   $ 3,245   $ 2,509        29.3%            $ 9,303    $  6,741      38.0%
Equipment                                      257       290      (11.7%)                791        733        7.8%
Total revenue                                3,502     2,799        25.1%             10,094      7,474       35.1%

OPERATING EXPENSES
Costs of services                            1,125       831        35.2%              3,035      2,253       34.7%
Costs of equipment sales                       503       550       (8.6%)              1,471      1,386        6.1%
Selling, general and administrative          1,156       946        22.2%              3,388      2,459       37.8%
Depreciation and amortization                  703       445        58.4%              1,915      1,216       57.7%
Total operating expenses                     3,487     2,772        25.8%              9,809      7,314       34.1%

OPERATING INCOME                                15        27      (46.7%)                285        160       77.1%

Other income                                   114        72        58.1%                327        313        4.6%
Interest expense                               105         4          n/m                287         73      292.7%

INCOME BEFORE INCOME TAXES AND
   NET EQUITY EARNINGS FROM
   INVESTMENTS                                  24        95      (75.2%)                325        400     (18.8%)

Provision for income taxes                       3        76      (96.2%)                159        176      (9.4%)

Net equity earnings from investments            56         2          n/m                174         23      684.9%

NET INCOME                                      77        21       259.7%                340        247       37.6%

Dividend requirements on preferred stock held
  by AT&T, net                                   -        42          n/m                 76         88     (13.2%)

NET INCOME (LOSS) AVAILABLE TO
  COMMON SHAREOWNERS                        $   77    $ (21)       477.9%            $   264      $ 159       65.8%


NET INCOME (LOSS) PER COMMON SHARE

     BASIC                                 $  0.03   $(0.01)                         $  0.10    $  0.06
     DILUTED                               $  0.03   $(0.01)                         $  0.10    $  0.06

WEIGHTED AVERAGE SHARES TO COMPUTE
     NET INCOME (LOSS) PER COMMON SHARE

     BASIC                                   2,530     2,530                           2,530      2,530
     DILUTED                                 2,532     2,530                           2,532      2,532




                                                                October 23, 2001
                                                                          Page 8

                                                            [AT&T Wireless Logo]
AWE EARNINGS COMMENTARY                                       THIRD QUARTER 2001
--------------------------------------------------------------------------------

APPENDIX II -- BALANCE SHEETS




                                        AT&T Wireless Services, Inc. and Subsidiaries
                                                 Consolidated Balance Sheets
                                      In millions, except per share amounts (Unaudited)

                                                 September 30,         December 31,
                                                     2001                  2000                   Change
                                                     ----                  ----                   ------
ASSETS
Cash and cash equivalents                         $   4,875             $      62                    n/m
Accounts receivable, less allowances
    of $195 and $193                                  2,125                 1,892                  12.3%
Inventories                                             134                   335                (59.9%)
Income tax receivable                                    83                   118                (29.5%)
Deferred income taxes                                   172                    93                  85.5%
Prepaid expenses and other current
   assets                                               192                    82                 133.8%
TOTAL CURRENT ASSETS                                  7,581                 2,582                 193.7%

Property, plant and equipment, net
  of accumulated depreciation of
  $4,968 and $4,743                                  11,796                 9,892                  19.2%
Licensing costs, net of accumulated
   amortization of $2,041 and $1,761                 13,382                13,627                 (1.8%)
Investments in and advances to
    unconsolidated subsidiaries                       4,125                 3,385                  21.8%
Goodwill, net of accumulated
     amortization of $342 and $241                    4,798                 4,696                   2.2%
Other assets, net of accumulated
     amortization of $424 and $264                    1,149                 1,120                   2.6%
TOTAL ASSETS                                      $  42,831             $  35,302                  21.3%

LIABILITIES
Accounts payable                                  $     791             $   1,080                (26.7%)
Payroll and benefit-related liabilities                 354                   432                (18.0%)
Due on demand notes payable                              89                   109                (18.3%)
Short-term debt due to AT&T                               -                   638                    n/m
Other current liabilities                             1,706                 1,395                  22.3%
TOTAL CURRENT LIABILITIES                             2,940                 3,654                (19.5%)

Long-term debt due to AT&T                                -                 1,800                    n/m
Long-term debt due to others                          6,488                     -                    n/m
Deferred income taxes                                 4,843                 4,659                   3.9%
Other long-term liabilities                             426                   271                  57.3%
TOTAL LIABILITIES                                    14,697                10,384                  41.5%

MINORITY INTEREST                                        45                    41                   8.6%
PREFERRED STOCK HELD BY AT&T                              -                 3,000                    n/m
MANDATORILY REDEEMABLE COMMON STOCK
   ($.01 par value, 406 shares outstanding
     as of 9/30/01)                                   7,664                     -                    n/m

SHAREOWNERS' EQUITY
Common stock ($ .01 par value, 2,124 shares
   outstanding as of 9/30/01)                            21                     -                    n/m
Additional paid-in capital                           20,417                     -                    n/m
Shareowners' net investment                               -                21,885                    n/m
Retained earnings                                        77                     -                    n/m
Accumulated other comprehensive loss                   (90)                   (8)                 982.6%
TOTAL SHAREOWNERS' EQUITY                            20,425                21,877                 (6.6%)

TOTAL LIABILITIES AND SHAREOWNERS'
   EQUITY                                         $  42,831             $  35,302                  21.3%



                                                                October 23, 2001
                                                                          Page 9

                                                            [AT&T Wireless Logo]
AWE EARNINGS COMMENTARY                                       THIRD QUARTER 2001
--------------------------------------------------------------------------------

CONTACT INFORMATION

THIS DOCUMENT IS PROVIDED AS A PART OF THE ONGOING INVESTOR RELATIONS COMMUNICATION PROGRAM OF AT&T Wireless. FOR FURTHER INFORMATION, PLEASE CALL ANY OF THE FOLLOWING MEMBERS OF THE IR TEAM:


Holly Ash         Vice President - Investor Relations             (425) 580-1833

Bhavin Shah       Director - Investor Relations                   (425) 580-8066
Shannyn Sandler   Director - Investor Relations Communications    (425) 580-1678
Karin Van Vleet   Director - Shareowner Services                  (425) 580-5924


             VISIT THE AT&T WIRELESS INVESTOR RELATIONS HOME PAGE AT
                          http://www.att.com/wirelessir
           FOR AT&T WIRELESS FINANCIAL AND STOCK-RELATED INFORMATION.
                                   ---------------------------------------------
OUR MAILING ADDRESS:               |               PLEASE NOTE:                |
                                   |               ------------                |
  AT&T WIRELESS Investor Relations |  PLEASE PROVIDE YOUR E-MAIL ADDRESS IF YOU|
  7277 164th Ave NE                |  WISH TO BE ON OUR E-MAIL LIST. (WE DO NOT|
  Redmond, WA  98052               |  FAX THE EARNINGS COMMENTARY.)            |
                                   |                                           |
                                   |  THE COMMENTARY, AND OTHER INFORMATION    |
DISTRIBUTION LIST CHANGES:         |  ABOUT AT&T WIRELESS, IS ALSO AVAILABLE ON|
                                   |  OUR INVESTOR RELATIONS WEBSITE AT:       |
                                   |                                           |
                                   |  http://www.att.com/wirelessir            |
                                   ---------------------------------------------
                    Name:
                          ------------------------------------------------------
                 Company:
                          ------------------------------------------------------
                Address 1:
                          ------------------------------------------------------
                Address 2:
                          ------------------------------------------------------
               City, State
                          ------------------------------------------------------
                       Zip
                          ------------------------------------------------------
                    Phone:
                          ------------------------------------------------------
                      Fax:
                          ------------------------------------------------------
                   Mobile:
                          ------------------------------------------------------
                    Email:
                          ------------------------------------------------------
       Research Assistant:
                          ------------------------------------------------------
          Assistant Phone:
                          ------------------------------------------------------


  ----------------------------------------------------------------------------
  |         FAX THIS FORM TO (425) 580-5688 OR CALL (425) 580-1652.          |
  ----------------------------------------------------------------------------

                                                                October 23, 2001
                                                                         Page 10

The foregoing press release and earnings commentary contain "forward-looking statements," which are based on management's beliefs, as well as on a number of assumptions made by management concerning future events and information currently available to management. Investors and security holders are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside AT&T Wireless' control, that could cause actual results to differ materially from such statements. For a more detailed description of the factors that could cause such a difference, please see the company's filings with the Securities and Exchange Commission ("SEC"). AT&T Wireless disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results of the company.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other documents filed by AT&T Wireless and TeleCorp with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained free of charge from AT&T Wireless, by directing a request to 7277 164th Avenue NE, Building 1, Redmond, Washington 98052, Attn: Investor Relations, or from TeleCorp, by directing a request to 1010 N. Glebe Road, Suite 800, Arlington, VA 22201, Attn: Investor Relations.

TeleCorp and its officers and directors may be deemed to be participants in the solicitation of proxies from TeleCorp's shareholders with respect to these transactions. Information regarding such officers and directors is included in TeleCorp's proxy statement for its 2001 annual meeting of shareholders filed with the SEC on April 20, 2001. This document is available free of charge at the SEC's web site at www.sec.gov or from TeleCorp as described above.